Brown Raysman Millstein Felder & Steiner LLP
900 Third Avenue
New York, New York 10022

November 14, 2006

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

  Re:
  Xplore Technologies Corp.
  Registration Statement on Form S-4

Ladies and Gentlemen:

        On behalf Xplore Technologies Corp. (the "Company"), we are transmitting for filing under the Securities Act of 1933, as amended, the Company's Registration Statement on Form S-4 to register the Company's capital stock in connection with the proposed change in its jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Delaware.

        We note that the appropriate filing fee was previously sent by the Company to the Commission by wire transfer.

        If you have any questions concerning the transmitted materials, please do not hesitate to contact the undersigned at (212) 895-2626 or Carl Van Demark at (212) 895-2633. If you have any questions concerning the financial statements of the Company, please do not hesitate to contact Michael J. Rapisand of the Company at (512) 336-7797.

Sincerely,
/s/ JONATHAN J. RUSSO